PEARSON

PEARSON PLC

05011072

26 August 2005

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-
1 August – Details of new Chairman
17 August – Director shareholding – M Scardino
23 August – Director shareholding – G Moreno
25 August – Financial Times and Goldman Sachs Business Book of the Year Award

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

C. Abraham

p.p.

Stephen Jones
Deputy Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dlw 9/9

H:\AbrahamC\CA\ADR.SEC.doc

pri

Press releases



01 August 2005

Details of new chairman

Appointment of Glen Moreno as chairman of Pearson plc.

In accordance with LR 9.6.13, we now provide the following information on Mr Moreno.

(1) Details of all directorships held by Mr Moreno in any other publicly quoted companies at any time in the previous five years, indicating whether or not he is still a director;

Senior Non-Executive Director of Man Group plc (current)
Non-Executive Director of Fidelity International (current)
Trustee of Liechtenstein Global Trust (current)
Trustee of Prince of Liechtenstein Foundation (current)

(2) Any unspent convictions in relation to indictable offences;

None

(3) Details of any receiverships, compulsory liquidations, creditors, voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors of any company where Mr Moreno was an executive director at the time of, or within the twelve months preceding, such events;

None

(4) Details of any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where Mr Moreno was a partner at the time of, or within the twelve months preceding, such events;

None

(5) Details of receiverships of any assets of Mr Moreno or of a partnership of which Mr Moreno was a partner at the time of, or within the twelve months preceding, such event; and

None

(6) Details of any public criticisms of Mr Moreno by statutory or regulatory authorities (including designated professional bodies) and whether he has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct or the affairs of any company:

None

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Press releases

17 August 2005
Director's Shareholding

http://www.pearson.com/press/press_uploadfiles/transaction_notice_050817.pdf

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NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **MARJORIE SCARDINO**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY SHARES OF 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **MARJORIE SCARDINO**	8.	State the nature of the transaction **EXERCISE OF SAYE OPTIONS**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **2839 SHARES**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken intc account when calculating percentage) **0.00035%**
11.	Number of *shares*, debentures or financial instruments relating to	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into

	shares disposed N/A		account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **£6.867 (option price)**	14.	Date and place of transaction **17 AUGUST 2005 AT LLOYDSTSB REGISTRARS**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **184,077 0.0229%**	16.	Date issuer informed of transaction **17 AUGUST 2005**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **ANDY WILKINSON, SHARE PLANS MANAGER, 020 7010 2252**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___17 AUGUST 2005______________________________

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Press releases

23 August 2005
Director Shareholdings

http://www.pearson.com/press/press_uploadfiles/Glen_Moreno_-_shares.pdf

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PEARSON

23 August 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **GLEN MORENO** **(INCOMING CHAIRMAN)**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **AMERICAN DEPOSITORY RECEIPTS (ADRs)**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **GLEN MORENO**	8.	State the nature of the transaction **PURCHASE OF ADRs**

Pearson plc 80 Strand London WC2R ORL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060
www.pearson.com

9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **50,000 ADRs**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.0062%**
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **$12.51**	14.	Date and place of transaction **22 AUGUST 2005 USA**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **50,000 0.0062%**	16.	Date issuer informed of transaction **22 AUGUST 2005**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **ANDY WILKINSON, SHARE PLANS MANAGER, 020 7010 2252**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___23 AUGUST 2005______________________________

Press releases

pri

25 August 2005

Financial Times and Goldman Sachs Business Book of the Year Award

- **Shortlist announced 20 September 2005**
- **Award ceremony 21 November 2005**

The shortlist for the inaugural **Financial Times Goldman Sachs Business Book of the Year Award** (www.ft.com/bookaward) will be announced on Tuesday 20th September 2005 at a breakfast reception at the London office of the Financial Times.

The new Award will highlight the business book that, in the opinion of the judges, provides the most compelling and enjoyable insight into modern business issues.

The award – the only major international prize for business books – has attracted entries from across the publishing spectrum including recent works on management strategy, globalisation, economics, financial scandal and corporate governance.

Andrew Hill, Financial Editor of the Financial Times and a member of the management panel for the Award, said:

'The aim of this unique prize is to give those with an interest in business an annual guide to unmissable business books. Amid the huge number of business books published around the world every year, a small number stand out for their originality of thought, quality of writing and accessibility of content. Particular emphasis will be placed on the book's global resonance, its longevity in terms of its philosophy, whether it effectively sets the context for its ideas, as well as whether it is an enjoyable and educational reading experience. These are the books that quickly become a must read for anyone who's serious about business.'

The winning author will receive £30,000, and the shortlisted authors will each receive £5,000.
The judging panel comprises:
Lloyd C. Blankfein, President and Chief Operating Officer, The Goldman Sachs Group, Inc
John Gapper, Chief Business Commentator and Associate Editor, Financial Times
Jeffrey Garten, Juan Trippe Professor of International Trade, Finance and Business, Yale School of Management
Andrew Gowers, Editor, Financial Times
Rachel Lomax, Deputy Governor for Monetary Policy, Bank of England
N.R. Narayana Murthy, Chairman and Chief mentor, Infosys

Technologies
Sir Martin Sorrell, Chief Executive, WPP

The judges will meet in New York in September to decide on the shortlist. The overall winner will be announced at a gala event in London on 21st November.

Notes to Editors:

1. The Financial Times and Goldman Sachs Business Book of the Year Award is open to business books first published in the English language, or in translation, between 31st October 2004 and 1st November 2005.

2. A shortlist of up to six titles will be announced on 20th September and the overall winner will be announced on 21st November 2005.

3. Andrew Hill, Financial Editor of the Financial Times and administrator of the Award is available for comment.

4. The Financial Times Group, one of the world's leading business information companies, provides a broad range of business information and services to a growing audience of internationally minded business people. It includes the Financial Times, one of the world's leading business newspapers, FT.com and a pan-European network of national business newspapers and online services including Les Echos and FT Deutschland, FT Interactive Data, Investors Chronicle, The Banker, Money Management and Financial Adviser. It also has a number of joint ventures including FTSE International with the London Stock Exchange. For further information about the Financial Times contact: Katy Hemmings tel: 00 44 207 873 3811 email: katy.hemmings@ft.com.

5. Goldman Sachs is a global investment banking, securities and investment management firm. It provides a wide range of services to a substantial and diversified client base that includes corporations, institutional investors, governments, non-profit organizations and individuals. Founded in 1869, Goldman Sachs has long sustained a commitment to hiring and training outstanding leaders. The business principles are rooted in integrity, a commitment to excellence, innovation and teamwork. These values enable the firm to execute successfully a business strategy that is focused on extraordinary client service and superior long-term financial performance for its shareholders. For further information about Goldman Sachs contact: Simon Eaton: tel 00 44 207 774 4102 email: simon.eaton@gs.com

For further information about the Award, please contact:
Ben Tisdall tel 00 44 207 590 0803 ben@midaspr.co.uk
Margot Weale tel 00 44 207 590 0804
margot@midaspr.co.uk

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